Exhibit 99.1

TowerJazz Reports Results for the First Quarter of 2018
and Second Quarter Guidance Growth

MIGDAL HAEMEK, ISRAEL – May 7, 2018 – TowerJazz (NASDAQ: TSEM & TASE: TSEM) reported today its financial results for the first quarter ended March 31, 2018.

Highlights:

•	Revenues of $313 million resulted in EBITDA of $84 million and net profit of $26 million;

•	Cash from operations of $75 million and free cash flow of $35 million;

•	Record net cash of $247 million;

•	Record Shareholders equity of $1.07 billion;

•	Received upgraded S&P rating from “ilA+ stable” to “ilAA- stable”;

•	Forecast second quarter revenue growth of 7% sequentially, with a mid-range guidance of $335 million.

Business Outlook
TowerJazz expects revenues for the second quarter of 2018 ending June 30, 2018 to be $335 million, with an upward or downward range of 5%, representing a sequential growth of 7%.

Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “This past quarter we formally began projects and/ or were informed of wins for several varied industry defining projects with respective customer market leaders. The quarter, as forecasted, was impacted by seasonality and some activities, moving our offering to higher value richer mixes. Present customer forecasts show continued quarter over quarter growth throughout 2018, with a fourth quarter demonstrating over 25% organic business unit growth against the first quarter, and with commensurate bottom line achievements.”

First Quarter 2018 Results
Revenues for the first quarter of 2018 were $313 million, seasonally down, reflecting a 5% decrease as compared to $330 million in the first quarter of 2017.

Gross and operating profits for the first quarter of 2018 were $66 million and $32 million, respectively, as compared to $89 million and $54 million, respectively, in the fourth quarter of 2017, and as compared to $85 million and $53 million, respectively, in the first quarter of 2017. This represents quarter over quarter gross and operating margins decrease of 4 and 5 percentage points, respectively, and year over year decrease of 5 and 6 percentage points, respectively.

EBITDA for the first quarter of 2018 was $84 million, as compared to $101 million, in the first quarter of 2017.

Net profit for the first quarter of 2018 was $26 million, or $0.26 diluted earnings per share, as compared to $46 million, or $0.45 diluted earnings per share in the first quarter of 2017.

Free cash flow for the quarter was $35 million, with $75 million cash flow from operations and $40 million investments in fixed assets, net. The other main cash activities during the first quarter of 2018 were: $15 million investment in marketable securities and other investments; $7 million loan repayment and a positive $5 million item due to the effect of the Japanese Yen exchange rate on the cash balance.

Cash (including marketable securities), net of gross debt, as of March 31, 2018, totaled to a record of $247 million as compared to net cash of $226 million as of December 31, 2017.

Shareholders' equity as of March 31, 2018 was a record of $1.07 billion, as compared to $1.03 billion as of December 31, 2017.

Rating
On April 30, 2018, the Company received an upgraded rating from Standard & Poor’s Ma’alot (an Israeli rating company which is fully owned by S&P Global Ratings). Its previous rating was “ilA+ with a stable horizon” and the new upgraded rating is “ilAA-, with a stable horizon”.

Teleconference and Webcast
TowerJazz will host an investor conference call today, May 7, 2018, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the first quarter 2018 and its outlook.

This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com, or by calling 1-888-668-9141 (U.S. Toll-Free), 03-918-0609 (Israel), +972-3-918-0609 (International).  For those who are not available to listen to the live broadcast, the call will be archived on TowerJazz’s website for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information in this release, which we describe in this release as “adjusted” financial measures, is non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or more of the following: (1) amortization of acquired intangible assets; (2) compensation expenses in respect of equity grants to directors, officers and employees; (3) non-recurring items related to long-term investments, (4) income tax benefit resulted from Israeli deferred tax asset realization following valuation allowance release; and (5) income tax benefit related to U.S. tax reform. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release, as well as calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of net profit in accordance with GAAP, excluding interest and other financing expense, net, other income, net, taxes, non-controlling interest, depreciation and amortization expense and stock-based compensation expense. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as used and/ or presented in this release, is comprised of cash, cash equivalents, short-term deposits and marketable securities (in the amounts of $590 million and $560 million as of March 31, 2018 and December 31, 2017, respectively) less the outstanding principal amount of bank loans (in the amounts of $138 million as of March 31, 2018 and December 31, 2017), the outstanding principal amount of capital leases (in the amounts of $25 million and $16 million as of March 31, 2018 and December 31, 2017) and the outstanding principal amount of debentures (in the amount of $180 million as of March 31, 2018 and December 31, 2017). The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. In addition, the term Free Cash Flow, as used and/ or presented in this release, is calculated to be cash from operating activities (in the amounts of $75 million, $85 million and $82 million for the three months periods ended March 31, 2018, December 31, 2017 and March 31, 2017, respectively) less cash for investments in property and equipment, net (in the amounts of $40 million, $41 million and $40 million for the three months periods ended March 31, 2018, December 31, 2017 and March 31, 2017, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

CONTACTS:
Noit Levy-Karoubi | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
GK Investor Relations | Gavriel Frohwein, (646) 688 3559 | towerjazz@gkir.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets, (ii) over demand for our foundry services and/or products that exceeds our capacity, (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks and bondholders (as of March 31, 2018 we are in compliance with all such covenants included in our banks’ agreements, bond G indenture and others), (x) obtaining new customer engagements, products qualification and production ramp-up of the TPSCo facilities and our San Antonio facility, (xi) the lease of the fab 3 facility , (xii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiii) receipt of orders that are lower than the customer purchase commitments, (xiv) failure to receive orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) the execution of debt re-financing and/or fundraising to enable the service of our debt and/or other liabilities, (xxi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) the concentration of our business in the semiconductor industry, (xxiv) product returns, (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvi) competing effectively, (xxvii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers; (xxviii) achieving acceptable device yields, product performance and delivery times, (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxi) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiii) meeting regulatory requirements worldwide, including environmental and governmental regulations, (xxxiv) pending litigation, including the shareholder class actions that were filed against the Company, certain officers, its directors and/or its external auditor in the US and Israel, following a short sell thesis report issued by a short-selling focused firm, which has been dismissed and closed in the US as well as dismissed by the Israeli district court, on which the Israeli plaintiff has recently appealed to the Israeli supreme court, (xxxv) realization of the fab establishment project in China, including obtaining required project funding, negotiation and closure of definitive agreements in relation theretoto, licensing of technologies, receipt of payment milestones to Tower, qualification and ramp of process flows and products to enable mass production for customers and attain revenue to levels that would cover the facility’s fixed costs, and (xxxvi) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#   #   #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	March 31,	December 31,	March 31,
	2018	2017	2017
	(unaudited)		(unaudited)
A S S E T S

CURRENT ASSETS
Cash, cash equivalents and short-term deposits	$464,661	$445,961	$432,113
Marketable securities	125,105	113,874	--
Trade accounts receivable	144,352	149,666	133,539
Inventories	148,367	143,315	140,734
Other current assets	19,175	21,516	27,235
Total current assets	901,660	874,332	733,621

LONG-TERM INVESTMENTS	28,798	26,073	26,661

PROPERTY AND EQUIPMENT, NET	652,816	635,124	629,554

INTANGIBLE ASSETS, NET	18,479	19,841	26,164

GOODWILL	7,000	7,000	7,000

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	110,771	111,269	4,403

TOTAL ASSETS	$1,719,524	$1,673,639	$1,427,403

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt	$114,763	$105,958	$43,331
Trade accounts payable	116,496	115,347	104,084
Deferred revenue and customers' advances	14,310	14,338	24,945
Other current liabilities	64,011	66,730	65,469
Total current liabilities	309,580	302,373	237,829

LONG-TERM DEBT	229,013	228,723	303,152

LONG-TERM CUSTOMERS' ADVANCES	31,224	31,908	34,369

LONG-TERM EMPLOYEE RELATED LIABILITIES	14,517	14,662	14,447

DEFERRED TAX LIABILITY AND OTHER LONG-TERM LIABILITIES	67,435	66,267	91,715

TOTAL LIABILITIES	651,769	643,933	681,512

TOTAL SHAREHOLDERS' EQUITY	1,067,755	1,029,706	745,891

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,719,524	$1,673,639	$1,427,403

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	March 31,	December 31,		March 31,
	2018	2017		2017

REVENUES	$312,710	$357,614		$330,080

COST OF REVENUES	246,545	268,256		245,312

GROSS PROFIT	66,165	89,358		84,768

OPERATING COSTS AND EXPENSES:

Research and development	18,266	18,370		15,768
Marketing, general and administrative	15,994	16,502		16,237

	34,260	34,872		32,005

OPERATING PROFIT	31,905	54,486		52,763

INTEREST EXPENSE, NET	(598)	(1,783)		(2,211)

OTHER FINANCING EXPENSE, NET	(3,193)	(2,270)		(2,018)

OTHER INCOME (EXPENSE), NET	22	(3,027)		511

PROFIT BEFORE INCOME TAX	28,136	47,406		49,045

INCOME TAX BENEFIT (EXPENSE), NET	(955)	101,236	(a)	(1,999)

PROFIT BEFORE NON CONTROLLING INTEREST	27,181	148,642	(a)	47,046

NON CONTROLLING INTEREST	(1,063)	(1,431)		(1,537)

NET PROFIT	$26,118	$147,211	(a)	$45,509

BASIC EARNINGS PER SHARE	$0.27	$1.50	(a)	$0.48

Weighted average number of shares	98,495	98,312		93,900

DILUTED EARNINGS PER SHARE	$0.26	$1.40	(a)	$0.45

Net profit used for diluted earnings per share	$26,118	$149,502	(a)	$47,666

Weighted average number of shares	101,112	106,776		104,915

(a)	Three months ended December 31, 2017 included $82,370 Israeli deferred tax asset realization following valuation allowance release and $12,970 income tax benefit related to U.S. tax reform.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF CERTAIN FINANCIAL DATA (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2018	2017	2017

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$26,118	$147,211	$45,509
Stock based compensation	3,367	3,481	2,098
Amortization of acquired intangible assets	1,661	1,564	2,336
Non-recurring items related to long term investments	--	3,009	--
Income tax benefit resulted from Israeli deferred tax asset realization following valuation allowance release, see (a) above	--	(82,370)	--
Income tax benefit related to U.S. tax reform, see (a) above	--	(12,970)	--

ADJUSTED NET PROFIT	$31,146	$59,925	$49,943

ADJUSTED NET PROFIT PER SHARE:
Basic	$0.32	$0.61	$0.53
Diluted	$0.31	$0.58	$0.50
Fully diluted	$0.31	$0.58	$0.49

ADJUSTED NET PROFIT USED TO CALCULATE PER SHARE DATA:
Basic	$31,146	$59,925	$49,943
Diluted	$31,146	$62,216	$52,100
Fully diluted	$33,486	$62,216	$52,100

NUMBER OF SHARES AND OTHER SECURITIES USED TO CALCULATE PER SHARE DATA:
Basic	98,495	98,312	93,900
Diluted	101,112	106,776	104,915
Fully diluted	107,717	107,721	107,245

EBITDA CALCULATION:

GAAP OPERATING PROFIT	$31,905	$54,486	$52,763
Depreciation of fixed assets	47,357	47,741	43,819
Stock based compensation	3,367	3,481	2,098
Amortization of acquired intangible assets	1,661	1,564	2,336

EBITDA	$84,290	$107,272	$101,016

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	Three months ended
	March 31,	December 31,	March 31,
	2018	2017	2017

Cash, cash equivalents and short-term deposits - beginning of period	$445,961	$480,407	$389,377

Cash from operations	75,001	85,285	82,140
Investments in property and equipment, net	(40,047)	(41,349)	(40,348)
Exercise of warrants and options, net	658	3,278	12,756
Debt repaid	(6,656)	(16,863)	(11,805)
Effect of Japanese Yen exchange rate change over cash balance	4,707	70	4,371
TPSCo dividend to Panasonic	--	--	(4,378)
Investments in marketable securities and others, net	(14,963)	(64,867)	--

Cash, cash equivalents and short-term deposits - end of period	$464,661	$445,961	$432,113

Free Cash Flow	$34,954	$43,936	$41,792

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Three months ended
	March 31,	December 31,	March 31,
	2018	2017	2017

CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$27,181	$148,642	$47,046

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	53,977	51,310	49,698
Effect of indexation, translation and fair value measurement on debt	(1,740)	2,281	6,888
Other expense (income), net	(22)	3,027	(511)
Changes in assets and liabilities:
Trade accounts receivable	8,089	788	9,529
Other current assets	3,370	445	(4,439)
Inventories	(2,692)	92	(1,421)
Trade accounts payable	(6,313)	(2,786)	(4,128)
Deferred revenue and customers' advances	(712)	(17,882)	(8,735)
Other current liabilities	(4,219)	1,765	(9,090)
Long-term employee related liabilities	(387)	(2,482)	(257)
Deferred tax, net	(1,531)	(99,915)	(2,440)
Net cash provided by operating activities	75,001	85,285	82,140

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(40,047)	(41,349)	(40,348)
Investments in marketable securities and others, net	(14,963)	(64,867)	(5,118)
Net cash used in investing activities	(55,010)	(106,216)	(45,466)

CASH FLOWS - FINANCING ACTIVITIES

Debt repaid	(6,656)	(16,863)	(11,805)
Exercise of warrants and options, net	658	3,278	12,756
Dividend payment to Panasonic	--	--	(4,378)
Net cash used in financing activities	(5,998)	(13,585)	(3,427)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	4,707	70	4,371

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,700	(34,446)	37,618
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	445,961	480,407	355,284
CASH AND CASH EQUIVALENTS - END OF PERIOD	464,661	445,961	392,902

Short-term deposits	--	--	39,211

CASH, CASH EQUIVALENTS AND SHORT-TERM DEPOSITS - END OF PERIOD	$464,661	$445,961	$432,113